UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 1, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Avago Technologies Finance Pte. Ltd.

File No. 333-137664 - CF#22997

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Avago Technologies Finance Pte. Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 20-F filed on December 17, 2008, as amended.

Based on representations by Avago Technologies Finance Pte. Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.49   through December 17, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Russell Mancuso
Branch Chief